Deutsche Bank Aktiengesellschaft 6-K

Exhibit 99.2

Deutsche Bank

Compete to Win: Mark-to-market and our path to 2022 targets

#PositiveImpact

Christian Sewing – Chief Executive Officer
James von Moltke – Chief Financial Officer

10 March 2022

Agenda

Summary

- ✓ Original goal: stabilize and transform Deutsche Bank
- ✓ On track to deliver on our strategic and financial objectives
- ✓ Focused management agenda driving further improved culture and controls
- ✓ Stable senior management team and high employee engagement
- ✓ Laid the foundation for strategic success and sustainable profitability

Delivering on the promises we made in 2019

1 Create four client-centric divisions	2 Exit businesses	3 Cut costs	4 Invest in technology & growth	5 Manage and liberate capital
Focus on market leading businesses with attractive growth and return profiles	Exit Equities Sales & Trading, resize Fixed Income, in particular Rates, and accelerate the wind-down of non-strategic assets	Overhaul our front-to-back processes and infrastructure, resulting in significant cost and workforce reductions	Invest in our leading businesses and further improve our technology and control framework	Create a Capital Release Unit to free-up resources to return capital to shareholders over time
Achieved	Achieved	Ongoing	Ongoing	Ongoing

Achieved Ongoing

Transformation is reaching the bottom line, building the foundation for 2022

Profit (loss) before tax, in € bn



x% RoTE(1)
x% Cost/income ratio
(0)%
93%
(11)%
108%
0%
88%
4%
85%
8%
70%
1.3
(2.6)
1.0
3.4
1.18
Feb YTD(2)
2018
2019
2020
2021
2022 plan

2021 step-off

- Net profit for 2021 rose more than fourfold to € 2.5bn; highest since 2011
- Stable CET1 ratio despite absorbing € 8.4bn of transformation-related effects since 2019[3]
- 2021 Core Bank adjusted RoTE of 8.5% provides strong step-off to reach 2022 targets
- Capital distribution of ~€ 0.7bn announced for 2022, with a mix of dividends and share buybacks

Note: Throughout this presentation totals may not sum due to rounding differences and percentages may not precisely reflect the absolute figures
(1) Return on average shareholder's equity (RoE): 2018: (0)%, 2019: (10)%, 2020: 0%, 2021: 3%
(2) Feb 2022 YTD financial performance preliminary and unaudited, incl. bank levy plan. Feb 2021 YTD PBT: € 1.06bn
(3) Since 2019 strategic announcement

Corporate Bank

Supporting our clients by leveraging our global network and capabilities

Business levers since 2018

Offset negative rates with deposit repricing	€ 101 bn Deposits under repricing agreements	>€ 400 m annual revenue run-rate (based on Q4 2021)
Loan and fee income growth	+ 7 % Loan growth	+ 6 % Fee income growth in 2021 vs. prior year[1]
Foundations for future growth	Merchant Solutions setup in place	Asset as a Service pilots completed
Supporting our clients on their ESG journey	€ 26 bn Sustainable Financing volumes since 2020	3 x Higher volumes in 2021 vs. prior year

(1) FY 2021 commission and fee income at pre-Covid level

Corporate Bank

Underlying growth of 4%, mitigating interest rate headwinds

In € bn, unless stated otherwise

Reported RoTE[1] x%

FY 2022 RoTE target[2] x%

Key profitability enablers

Network bank
True global partner across 151 countries offering a full product suite

Leading Corporate Bank in Germany
Strengthened partnership with German economy and Public Sector

Shaping the financial services' future
Strategic hires and build-out of our technology capabilities

Revenues ex specific items[3]


4% underlying growth CAGR
5.2
(0.7)
0.4
0.3
5.2
0.95
Feb YTD[4]
2018
Interest rate headwinds
EUR deposit repricing
Underlying business growth
2021
2022 plan

Profit (loss) before tax


(0)%
3%
7%
11-12%
0.1
0.5
1.0
2019
2020
2021
2022 plan

(1) RoE: 2019: (0)%, 2020: 3%, 2021: 6%
(2) As communicated at 2020 IDD
(3) FY 2018 revenues as reported in Q4 2020 FDS. Specific items detailed on pages 40 and 41. Compound annual growth rate referred to as CAGR
(4) Feb 2022 YTD financial performance preliminary and unaudited. Feb 2021 YTD revenues ex specific items: € 0.83bn. Feb 2022 YTD revenues: € 0.95bn, Feb 2021 YTD revenues: € 0.83bn

Investment Bank

A focused and competitive business delivering targeted growth and increased client intensity

Business levers since 2018

Business lever		
Sustainable and well-controlled revenue growth	+27% Revenue increase	>140bps FIC market share growth[1]
Deepening client intensity	+80bps Market share growth with O&A target clients[2]	+32% Revenue increase with institutional clients[3]
Ability to grow with consistent resources	Essentially flat RWA ex regulatory inflation[4]	Consistent CLPs relative to loan volume
Reduced costs to materially improve RoTE	~€500m Reduction in funding costs[5]	~€600m Reduction in adjusted cost base ex transformation

(1) Source: Coalition Greenwich Competitor Analytics, FIC ex LDC, Q3 YTD 2021 vs FY 2018, DB share of leading 12 Coalition Index banks revenues in DB's product taxonomy
(2) Source: Dealogic FY 2021 vs FY 2018, dynamic client set
(3) Based on revenue credits
(4) Regulatory inflation inclusive of regulatory model changes
(5) In line with 2020 IDD 'funding costs'; excludes revenue impact of allocated capital

Investment Bank

Sustainable revenue growth of 10% from refocused businesses

In € bn, unless stated otherwise

Reported RoTE[(1)] x%

FY 2022 RoTE target[(2)] x%

Key profitability enablers

O&A

Focused approach to target client groups and sectors, underpinned by client intensity

Financing

Continued disciplined approach to resource deployment, with strength across the business

Flow Franchise

Targeted transformation driving efficiency and client engagement

Revenues ex specific items[(3)]



10% underlying growth CAGR
7.3
0.8
0.9
0.7
0.0
9.7
2.16
Feb YTD(4)
2018
O&A
FIC trading
FIC financing
Other
2021
2022 plan

Profit (loss) before tax



1%
10%
11%
9.5-10.5%
0.5
3.2
3.7
2019
2020
2021
2022 plan

(1) RoE: 2019: 1%, 2020: 9%, 2021: 10%
(2) As communicated at 2020 IDD
(3) FY 2018 revenues as reported in Q4 2020 FDS. Specific items detailed on pages 40 and 41
(4) Feb 2022 YTD financial performance preliminary and unaudited. Feb 2021 YTD revenues ex specific items: € 2.10bn. Feb 2022 YTD revenues: € 2.16bn, Feb 2021 YTD revenues: € 2.09bn

Private Bank

Underlying growth and improved efficiency driving operating leverage

Business levers since 2018

Business lever		
Execute cost reduction program	>350 Branches exited	~4,300 Net employee reduction
Capitalize on growth opportunities	~€ 50bn Net Assets under Management inflows[1]	~€ 40bn Net new client loans
Promote innovative and sustainable solutions	€ 36bn Sustainable investment volumes[2]	€ 8bn Sustainable Financing volumes[3]
Streamline IT platform	100% Success rate of test migrations[4]	>470 Applications decommissioned[5]

(1) Including net inflows to investment products and deposits qualifying for AuM
(2) Reflects sustainable AuM as per YE 2021
(3) Reflects gross new business volume since 2020
(4) Related to the consolidation of the German IT platform
(5) Reflects gross reduction in Private Bank

Private Bank

Revenue growth of 5% mainly from lending and investment products offset by headwinds

In € bn, unless stated otherwise

Reported RoTE(1) x%

FY 2022 RoTE target(2) x%

Key profitability enablers

Advisory capabilities

Focusing on profitable growth with compelling advisory and lending products, partnerships and modular offerings

U/HNWI and entrepreneurs

Holistic product offering and contribution from relationship manager hiring

Efficiency initiatives

Optimization of distribution network and streamlining of operations, central functions and legal entity set-up

Revenues ex specific items(3)



5% underlying growth CAGR
8.2
(0.9)
(0.2)
1.2
(0.1)
8.1
1.44
Feb YTD(5)
2018
Interest rate headwinds(4)
BGH impact
Underlying business growth
Other
2021
2022 plan

Profit (loss) before tax



(2)%
(1)%
1%
8-9%
BGH impact
0.3
0.4
(0.3)
(0.1)
2019
2020
2021
2022 plan

(1) RoE: 2019: (2)%, 2020: (1)%, 2021: 1%
(2) As communicated at 2020 IDD
(3) FY 2018 revenues as reported in Q4 2020 FDS. Specific items detailed on pages 40 and 41
(4) Including interest rate headwinds (i.e. deposit margin compression), ECB tiering, deposit charging, capital benefit and capital hedges
(5) Feb 2022 YTD financial performance preliminary and unaudited. Feb 2021 YTD revenues ex specific items: € 1.37bn. Feb 2022 YTD revenues: € 1.44bn, Feb 2021 YTD revenues: € 1.38bn

Asset Management

Strong investment performance, inflows and increasing efficiency

Business levers since 2018

Business lever		
Stabilized business and increased cost efficiency	18pp Cost/income ratio improvement	61% FY 2021 cost/income ratio
Achieved turnaround in flows, supported by strong contribution from new fund launches	€48bn FY 2021 net inflows	6% FY 2021 net flow rate
Redefined strategy, including products, as well as organizational structure, leading to strong AuM growth	12% Assets under Management CAGR(1)	€928bn YE 2021 Assets under Management
Developed holistic ESG strategy and anchored ESG within the organization	€17bn Cumulative ESG flows from new products(2) since IPO	'B' Improved CDP rating(3) by one notch in FY 2021

(1) Between FY 2018 and FY 2021
(2) See page 39 for details on DWS ESG Product Classification Framework
(3) On a scale of A-F, with A being "Leadership level" and F being "Failure to provide sufficient information to be evaluated"

Asset Management

Record Assets under Management support 8% revenue growth

In € bn, unless stated otherwise

Reported RoTE[1] x%

FY 2022 RoTE target[2] x%

Key profitability enablers

Strong net inflows

Organic growth supported by strong net inflows of >€ 100bn over the past three years (2019-2021)

Growth in targeted asset classes

Further diversification and growth in targeted areas of passive and high-margin strategies

Strong efficiency improvement

Cost/income ratio improved from 73.4% in 2019 to 61.4% in 2021

Revenues ex specific items[3]


8% growth CAGR
2.2
0.2
0.3
0.0
2.7
0.44
Feb YTD[4]
2018[3]
Revenues from net flows
Market and performance
Other
2021
2022 plan

Profit (loss) before tax


18%
21%
30%[5]
>20%
0.5
0.5
0.8
2019
2020
2021
2022 plan

(1) RoE: 2019: 7%, 2020: 8%, 2021: 12%
(2) As communicated at 2020 IDD
(3) FY 2018 revenues as reported in Q4 2020 FDS. Specific items detailed on pages 40 and 41
(4) Feb 2022 YTD financial performance preliminary and unaudited. Feb 2021 YTD revenues ex specific items: € 0.40bn. Feb 2022 YTD revenues: € 0.44.bn, Feb 2021 YTD revenues: € 0.40bn
(5) 2021 profit before tax higher compared to prior years due to significantly higher management and performance fee income and increased capital allocation in 2022

CRU released ~50bps of CET1 capital by exiting non-strategic businesses and assets

In € bn

Exited Equities Trading and significantly reduced legacy rates portfolio

Completed transition of Prime Finance and Electronic Equities

De-leveraging progress across asset classes including selective disposal of tough legacy assets

De-risking and de-leveraging costs materially better than planned

RWA development


(61)%
72
28
32
2018
2021
2022
target(1)

Leverage exposure development


(86)%
281
39
51
2018
2021
2022
target(1)

(1) As communicated at 2020 IDD

Significantly reducing the cost burden of legacy assets

Adjusted costs ex transformation charges, in € bn

Capital Release Unit cost reduction driven by targeted simplification efforts[1]


(2.2)
3.3
1.1
0.3
2.0
(0.3)
1.1
0.2
0.2
0.7
0.8
0.2
0.1
0.5
2018
2021
2022 plan
Compensation and non-compensation costs
Bank levies
Infrastructure allocations

Front office compensation costs reduced

Reduction in variable non-compensation costs

€0.8bn Direct cost Improvement

83% FTE reduction

Reduction in assets through sales, unwinds and novations, feeding lower bank levy costs

Further cost savings in 2022 and beyond expected

46% Bank levy reduction

64% Decrease in assets

Simplification of platform front-to-back

Reduced demand from infrastructure functions – future savings locked in

€1.2bn Reduced infrastructure allocations

60% Architecture[2] reduction

(1) Developments shown refer to FY 2018 to FY 2021 except for Architecture Reduction
(2) Architecture reduction represents average reduction in trades, books, legal entities and client perimeter from FY 2019 to FY 2021 (excluding Prime Finance)

Reduced costs by 16% since 2018

Noninterest expenses, in € bn



23.5
0.7
22.8
2018
25.1
2.3
1.2
21.5
2019
21.2
0.8
0.8
19.5
2020
21.5
0.9
1.3
19.3
2021
(3.6)
Nonoperating costs(1)
Transformation charges & Prime Finance(2)
Adjusted costs ex transformation charges & Prime Finance(2)

(1) Nonoperating costs include impairment of goodwill and intangibles, litigation, and restructuring and severance. Detailed on slide 40
(2) Expenses eligible for reimbursement related to Prime Finance. Defined on slide 39

Transformation initiatives are delivering sustainable cost reductions

In € bn

Cumulative transformation related effects


8.4
1.0
2.8
1.9
0.6
1.4
0.6
2019-2021
Goodwill impairments
DTA valuation adjustments
Restructuring & severance
Real estate charges
Software impairments
Other

Cost/amortization benefit

~€ 0.9bn[1]	Lower employee costs since YE 2018
~€ 0.3bn	Cost benefits p.a. from real estate actions to 2022
~€ 0.3bn	Amortization benefit p.a. between 2020 and 2023
~€ 0.1bn	Benefits p.a. from write-off of software contract 2021-2025

(1) Salary and overtime

A smaller, more efficient workforce

~10% — Reduction of headcount since YE 2018

~12% — Reduction in compensation costs[1] since YE 2018

~14% — Reduction in workforce population outside delivery hubs[2] since YE 2018

€0.8bn — Provisions still on balance sheet for future reductions

Hirings primarily in technology and control functions, supplemented by select senior hires in the front office

Additional in-take from internalizing critical IT from vendors as well as junior talent supporting workforce strategy

(1) Salary and overtime
(2) Delivery hubs include Birmingham, Dublin, Cary, Jacksonville, Bucharest, Moscow, St Petersburg, Jaipur, Pune, Mumbai, Bangalore & Manila. Excludes Berlin

Real estate actions prepared us for Future of Work

~65%	Of employees expected to adopt a hybrid working model under Future of Work with additional cost saving potential going forward
~30%	Net square meter reduction[1] via 127 initiatives
€ 0.3bn	Of annual net cost saves from 2022 onwards facilitated by € 0.6bn of transformation related expenses between 2019 and 2021
€ 1.3bn	Real estate costs 2022 outlook compared to € 1.6bn in 2018

(1) > 1m square meter reduction between YE 2018 and forecast YE 2022

Technology is a key enabler for our business strategy execution

Examples of major initiatives

	Initiative	
Simplify & upgrade	German IT platform consolidation	〉 Platform enabling efficiency and productivity increases 〉 Private Bank annual savings of € 0.3bn by 2025
Empower competitive businesses	FIC reengineering	〉 Development of next generation trading and analytics tools for DB and its clients 〉 Automation and electronification of flow trading capability across the FIC business
Empower competitive businesses	DWS independent platform	〉 Independent platform to drive efficiencies, flexibility and growth by acquisition
Build future platform	Strategic partnership with Google Cloud	〉 Improved productivity of developers in cloud 〉 Faster time to market for new capabilities 〉 New and innovative digital products and capabilities

Continuously improving internal controls

Measures
1st Line of Defense
De-risked franchise & strengthened governance
Reduced losses and increased client-focus
1st / 2nd Line of Defense
Invested into culture, conduct and controls
Improved culture and reduced risk
3rd Line of Defense
Further improved frameworks for increased transparency and accountability
Outcomes

~€ 3bn
Invested in controls in 2019-2021

81%
Employees feel comfortable to speak up(1)

Consolidate financial crime system
to future proof business

Building on momentum established; continue ground-work for long-term, lasting cultural change

(1) Source: People survey

Self-funded transformation while offsetting regulatory headwinds

CET1 ratio, in %


13.6
(1.3)
(1.0)
1.4
0.5
0.2
13.2
2018
Regulatory impact
Capital impact of transformation effects
Core Bank capital accretion
CRU net impact
Other
2021

- Self-funded transformation while keeping CET1 ratio above target at all times
- ~€ 4.6bn CET1 capital regulatory headwinds absorbed
- ~€ 700m capital distribution announced for 2022 in dividends and share repurchases

Delivering on resource allocation towards 2022 plan

Average allocated tangible shareholders' equity


Asset Management
Corporate Bank
Private Bank
Investment Bank
Capital Release Unit
3%
18%
19%
38%
21%
~ 40%
~ 60%
4%
19%
23%
46%
9%
~ 45%
~ 55%
~5%
~20%
~25%
~45%
~5%
~ 50%
~ 50%
Stable businesses
IB & CRU
2018(1)
2021
2022 plan(2)

(1) Based on Q4 2020 reporting structure
(2) As communicated at December 2019 IDD

Our diligent approach is reducing risks effectively

Risk management frameworks	〉 Highly developed risk management framework with industry-leading strength in financial risk 〉 Strong risk culture with inherently conservative risk approach and risk appetite 〉 Strength in identifying and mobilizing to address emerging risk trends
Technology & Analytical capabilities	〉 Risk platforms and data substantially improved since 2018, particularly in financial risk 〉 Sophisticated risk assessment and quantification methodologies across risk types 〉 Embracing artificial intelligence and robotics across risk
People & Processes	〉 Highly experienced and qualified second line risk employees 〉 Investment to create holistic risk management expertise 〉 Successfully centralized activities through process and organization optimization
Organizational structure	〉 Fully embedded three lines of defense model across the Bank 〉 Collaborative engagement on front-to-back basis between businesses and risk managers 〉 Progressively shifting emphasis to more preventative / upfront controls

High quality loan portfolio supports low credit loss provisions

>75% composed of Private Bank and Corporate Bank[1]



Other
3%
Investment Bank
17%
Private Bank
54%
26%
Corporate Bank

Low provisions resulting from strong underwriting discipline



xx In bps of average loans
Provision for credit losses
33
13
13
17
41
12
~20
1.4
0.5
0.5
0.7
1.8
0.5
2016
2017
2018
2019
2020
2021
2022 outlook

- Conservative risk profile: credit portfolio quality has stabilized and key portfolio indicators well within risk appetite
- Disciplined risk management framework provides foundation for managing through stress and uneven recovery ahead
- Downside and emerging risks regularly assessed, including recent geopolitical events

(1) Loan book composition as per YE 2021

Summary of exposures to Russia

As of YE 2021, unless stated otherwise

Financial risk

- € 1.4bn loan exposure to Russia on a gross basis (0.3% of gross loans), € 0.6bn on a net basis[1]
- Vast majority of derivatives exposure unwound, with DB a net payer on a m-t-m basis
- Secondary and tertiary risks monitored daily, no material risks identified so far

Non-financial risk

- Heightened alert status due to the current geopolitical tensions and quickly evolving threats
- Established sanctions experience helps in dynamic environment
- Russia tech center focusing on “change-the-bank” activities, contingency plans in place

(1) After risk mitigants such as Export Credit Agency (“ECA”) insurance and Private Risk Insurance (“PRI”)

Focused on our broader management agenda


Technology
Risk management
Leadership
Sustainability
Client centricity

Delivering a strong and innovative culture

Clients benefitting from cross-bank collaboration

- Providing strategic risk management and access to FX markets around the globe
- Mutual referral of clients and delivery of products and expertise between CB and PB

- 10% growth in corporate risk management solutions revenues(1)
- 70bps growth in O&A market share with CB tiered clients(2)


Corporate Bank
Investment Bank
Private Bank
Asset Management

- ~10% increase in collaboration revenues in 2021 from sale of IB and CB products
- ~25% YoY increase in PB's Asset under Management volume invested in DWS funds

- Further strengthened cooperation with PB for existing and new Alternative products
- Launched "DWS Concept ESG Blue Economy fund" jointly with WM

(1) FY 2021 vs. FY 2019 based on revenue credit delta
(2) Source: Dealogic, FY 2021 vs. FY 2018

Sustainability is ingrained in our strategy

Sustainable Finance[1] volumes vs target



€ 46bn
€ 157bn
≥€ 200bn
Remaining
Achieved
Target
YE 2020
YE 2021
YE 2022 (accelerated)

Further progress

35 by 25 — Initiated strong Diversity & Inclusion program for female leadership

4 — Upgrades from major ESG rating agencies since December 2020

Sustainability strategy 1.0 (2019-2022)

Sustainable Finance	〉 Set € 200bn target and accelerated it twice to 2022 〉 Developed divisional ESG strategies
Policies & Commitments	〉 Net zero commitment by 2050 and carbon footprint of corporate loan portfolio published 〉 Publication of Sustainable Finance and Green Financing Framework
People & Own operations	〉 Established CEO-led Sustainability governance 〉 Sustainability-linked remuneration for management board and senior management
Thought Leadership & Stakeholders	〉 First Sustainability Deep Dive and presence at COP26[2] 〉 Launch of Futurist Institute for Sustainable Transformation at the ESMT[3]

(1) Sustainable financing and investment activities as defined in Deutsche Bank's Sustainable Finance Framework, which is published on our website
(2) UN Climate Change Conference
(3) European School of Management and Technology Berlin

Substantially improved employee commitment

People Survey July 2021



% of respondents feeling committed to the Bank
+14pp
57
58
69
71
2018
2019
2020
2021(1)
Peer average(1)

88%	**People embrace our strategy** People know how their job contributes to delivering the strategy
70%	**People feel valued** Deutsche Bank shows care and concern for its employees
73%	**People trust our leaders** People have trust and confidence in senior leadership to lead the bank through change

(1) Based on Korn Ferry financial services benchmark as of Spring 2021

Agenda

1 Achievements since July 2019

2 2022 delivery

On track to achieve our financial milestones

In %

	2018	2021	Feb YTD[1] incl. bank levy plan[2]	Feb YTD[1] pro-rata bank levy[3]	2022 targets
RoTE[4]	(0.1)	3.8	8.1	11.8	8
Core Bank RoTE	2.4	6.4	10.8	13.8	>9
CIR	92.7	84.6	73.6	64.1	70
CET1 ratio	13.6	13.2	13.2		>12.5
Leverage ratio	4.1	4.9[5]	4.5[5]		~4.5

(1) Feb 2022 YTD financial performance preliminary and unaudited
(2) Feb 2021 YTD figures: Group RoTE 6.3%, Core Bank RoTE 10.5%, CIR 78.0%; Group RoE Feb 2021 YTD: 5.7%, Group RoE Feb 2022 YTD: 7.3%. Details on slide 42
(3) Pro-rata bank levy treatment as if recognized evenly throughout the year based on 2022 plan for bank levy. Feb 2021 YTD figures: Group RoTE 9.7%, Core Bank RoTE 12.1%, CIR 68.0%. Group RoE: 8.6%, Feb 2022 YTD Group RoE: 10.6%. Details on slide 42
(4) RoE: 2018: (0)%, 2021: 3%
(5) Excluding ECB cash

Our path to improved Group returns

Return on tangible equity, in %



4
2
1
2
(1)
0
8
2021[1]
Revenues
Adjusted costs ex. transformation charges
Transformation charges / Restructuring & severance
Provision for credit losses
Other[2]
2022 target
Outlook

(1) RoE 2021: 3%
(2) Includes impacts from other nonoperating costs, noncontrolling interests, tax effects, additional equity components and change in tangible equity

Drivers supporting 2022 targets

- Further benefits from deposit repricing and interest rate tailwinds
- Continued lending expansion into the real economy and fee income growth in our institutional client franchise
- Agile co-innovation with clients in a world of evolving business models and demands
- Efficiencies through front-to-back process optimization

- Increasing client engagement
- Deployment of technology-led client risk management solutions
- Investment into targeted O&A coverage
- Further enhancements to flow platform, technology, risk management and people


Corporate Bank
Investment Bank
Private Bank
Asset Management

- Continued strong operating growth driving net AuM inflows and loan volume
- Reduced headwinds from interest rate curve
- Improved sales effectiveness and continued Relationship Manager hirings
- Optimization of distribution network and headcount reduction in sales, central and infrastructure functions

- Continued delivery of ESG capabilities and sustainable investment solutions to clients
- Further organic growth along with client-centric barbell strategy
- Ensure positioning for enhanced partnership and inorganic growth opportunities
- Milestone execution to become Asset Management-friendly infrastructure platform

Revenue path to achieve 2022 plan

Revenues excluding specific items[1], in € bn



25.3
Corporate Bank
5.2
Investment Bank
9.7
Private Bank
8.1
Asset Management
2.7
2021
0.5
FX
0.4
Interest rate tailwinds
0.6
PB and CB growth
(0.5)
Other
Outlook
26-27
2022 plan
4.89
0.95
2.16
1.44
0.44
Feb YTD[2]

(1) Corporate & Other revenues and CRU are not shown on this page but included in totals. Corporate & Other revenues (2021: € (0.3)bn, 2022: € (0.1)bn; Feb 2022 YTD: € (0.1)bn, Feb 2021 YTD: € (0.0)bn), Capital Release Unit revenues (2021: € 0.0bn, 2022: € (0.1)bn, Feb 2022 YTD: € 0.0bn, Feb 2021 YTD: € 0.0bn). Specific items detailed on pages 40 and 41

(2) Feb 2022 YTD financial performance assessment preliminary and unaudited. Feb 2021 YTD revenues ex specific items: CB: € 0.83bn, IB: € 2.10bn, PB: € 1.37bn, AM: € 0.40bn. Feb 2022 YTD revenues: CB: € 0.95bn, IB: € 2.16bn, PB: € 1.44bn, AM: € 0.44bn. Feb 2021 YTD revenues: CB: € 0.83bn, IB: € 2.09bn, PB: € 1.38bn, AM: € 0.40bn

Significant cost/income ratio reduction in 2022, benefiting from prior investments

Cost/income ratio, in %



~ (15)pp
85
(5)
(5)
(3)
(1)
70
2021
Revenues
Transformation charges/ Restructuring & severance
Adjusted costs ex. transformation charges(1)
Other nonoperating costs
2022 target
Outlook

(1) Adjusted cost base excluding transformation charges. Defined on slide 39

Continue to work towards our 2022 targets

- On track to achieve financial milestones
- Year-to-date business momentum supporting confidence in path to 2022 targets
- Targeted cost/income ratio reduction in 2022, benefiting from prior investments
- Proposed capital distribution of ~€ 700m in 2022

Transformation is unlocking a virtuous circle



Clear strategic direction
Disciplined execution
Improved financial performance
Client trust
Improved ratings
Stakeholder recognition and employee engagement



Appendix

10 March 2022

Deutsche Bank

Definitions

DWS ESG Product Classification Framework	DWS continued to develop and refine the ESG Product Classification Framework ("ESG Framework") which was introduced in DWS' Interim Report 2021, considering relevant legislation (including SFDR), market standards and internal developments. For example, in DWS' Interim Report, DWS considered all SFDR Article 8 and 9 products as ESG. For products outside the scope of SFDR (principally originating in the US and Asia/Pacific), the ESG Framework provided that institutional products that comply with certain "General Industry Standards and Guidelines for Sustainable Investing" of the Global Sustainable Investment Alliance (GSIA) were considered as ESG. Retail products outside the scope of SFDR were classified based on ESG filters and taking into account different regional ESG market standards. Based on the further evolution of the regulatory environment and including the introduction of more differentiated ESG filters and refinements, DWS has incorporated some changes into the ESG Framework in the second half of the year. DWS will continue to develop and refine its ESG Framework in accordance with evolving regulation and market practice. Further details will be published in the DWS Annual Report 2021.
Adjusted costs	Adjusted costs are calculated by deducting (i) impairment of goodwill and other intangible assets, (ii) net litigation charges and (iii) restructuring and severance (in total referred to as nonoperating costs) from noninterest expenses under IFRS as shown on slide 40
Transformation charges	Transformation charges are costs, included in adjusted costs, that are directly related to Deutsche Bank's transformation as a result of the strategy announced on 7 Jul 2019 and certain costs related to incremental or accelerated decisions driven by the changes in our expected operations due to the COVID-19 pandemic. Such charges include the transformation-related impairment of software and real estate, the accelerated software amortization and other transformation charges like onerous contract provisions or legal and consulting fees related to the strategy execution
Expenses eligible for reimbursement related to Prime Finance	BNP Paribas and Deutsche Bank signed a master transaction agreement to provide continuity of service to Deutsche Bank's Prime Finance and Electronic Equities clients. Under the agreement Deutsche Bank operated the platform until clients has been migrated to BNP Paribas at the end of 2021. Expenses of the transferred business were eligible for reimbursement by BNP Paribas

Specific revenue items and adjusted costs – FY 2021

In € m

	FY 2021								FY 2020							
	CB	IB	PB	AM	C&O	Core Bank	CRU	Group	CB	IB	PB	AM	C&O	Core Bank	CRU	Group
Revenues	5,150	9,631	8,234	2,708	(339)	25,384	26	25,410	5,146	9,286	8,126	2,229	(534)	24,253	(225)	24,028
Specific revenue items																
DVA - IB Other / CRU	-	(28)	-	-	-	(28)	(2)	(30)	-	6	-	-	-	6	(8)	(2)
Sale of PB systems to TCS	-	-	-	-	-	-	-	-	(16)	-	(88)	-	-	(104)	-	(104)
Change in valuation of an investment - FIC S&T	-	-	-	-	-	-	-	-	-	22	-	-	-	22	-	22
Sal. Oppenheim workout – IPB	-	-	103	-	-	103	-	103	-	-	114	-	-	114	-	114
Update in valuation methodology - CRU	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Revenues ex specific items	5,150	9,659	8,132	2,708	(339)	25,309	28	25,337	5,161	9,258	8,100	2,229	(534)	24,215	(217)	23,998

	FY 2021								FY 2020							
	CB	IB	PB	AM	C&O	Core Bank	CRU	Group	CB	IB	PB	AM	C&O	Core Bank	CRU	Group
Noninterest expenses	4,153	5,830	7,423	1,664	1,004	20,073	1,432	21,505	4,243	5,418	7,513	1,526	568	19,269	1,947	21,216
Nonoperating costs																
Impairment of goodwill and other intangible assets	5	-	-	-	-	5	-	5	-	-	-	0	-	0	-	0
Litigation charges, net	2	99	134	2	1	236	230	466	99	20	83	(1)	(67)	133	25	158
Restructuring & severance	111	87	237	21	7	464	6	470	79	26	520	37	10	671	17	688
Adjusted costs	4,036	5,644	7,051	1,641	996	19,368	1,195	20,564	4,066	5,373	6,911	1,490	625	18,465	1,905	20,370
Transformation charges(1)	58	60	221	3	603	945	57	1,003	59	84	122	5	58	328	162	490
Adjusted costs ex transformation charges	3,978	5,584	6,830	1,638	393	18,423	1,138	19,561	4,007	5,289	6,788	1,485	567	18,137	1,743	19,880
Prime Finance(2)	-	-	-	-	-	-	302	302	-	-	-	-	-	-	360	360
Adjusted costs ex transformation charges & Prime Finance	3,978	5,584	6,830	1,638	393	18,423	836	19,259	4,007	5,289	6,788	1,485	567	18,137	1,384	19,520

(1) Defined on slide 39
(2) Expenses eligible for reimbursement related to Prime Finance. Defined on 39

Specific revenue items – Feb 2022 / Feb 2021 YTD

In € m

		CB	IB	PB	AM	C&O	Core Bank	CRU	Group
Feb2022 YTD[1]	Revenues	952	2,159	1,437	436	(121)	4,862	21	4,883
	DVA - IB Other / CRU	-	(3)	-	-	-	(3)	(0)	(4)
	Sal. Oppenheim workout IPB	-	-	0	-	-	0	-	0
	Revenues ex specific items	952	2,163	1,437	436	(121)	4,866	21	4,887

		CB	IB	PB	AM	C&O	Core Bank	CRU	Group
Feb2021 YTD Actuals	Revenues	835	2,089	1,382	399	(11)	4,694	40	4,733
	DVA - IB Other / CRU	-	(7)	-	-	-	(7)	(1)	(8)
	Sal. Oppenheim workout IPB	-	-	12	-	-	12	-	12
	Revenues ex specific items	835	2,096	1,370	399	(11)	4,689	41	4,730

(1) Feb 2022 YTD financial performance preliminary and unaudited

RoE / RoTE reconciliation – Feb 2022 / Feb 2021 YTD

In € m

		Feb2022 YTD Preliminary		Feb2021 YTD Actuals	
		Core Bank	Group	Core Bank	Group
RoE / RoTE including bank levy plan	Profit (loss) before tax	1,401	1,176	1,408	1,056
	Profit (loss)[(2)]	986	824	855	602
	Profit (loss) attributable to noncontrolling interests	32	32	22	22
	Profit (loss) attributable to DB shareholders and additional equity components	954	792	833	580
	Profit (loss) attributable to additional equity components	77	83	55	61
	Profit (loss) attributable to Deutsche Bank shareholders	877	709	778	519
	Average allocated shareholders' equity	54,681	58,395	50,236	55,063
	Deduct: Average allocated goodwill and other intangible assets[(3)]	6,019	6,095	5,886	5,994
	Average allocated tangible shareholders' equity	48,662	52,301	44,350	49,070
	Post-tax return on average shareholders' equity	9.6%	7.3%	9.3%	5.7%
	Post-tax return on average tangible shareholders' equity	10.8%	8.1%	10.5%	6.3%
RoE / RoTE based on pro rata bank levy[(1)]	*Profit (loss) before tax - before adjustment for bank levy*	*1,401*	*1,176*	*1,408*	*1,056*
	Adjustment for pro rata bank levy[(4)]	*350*	*462*	*265*	*475*
	Profit (loss) before tax - based on pro rata bank levy	1,752	1,638	1,674	1,532
	Profit (loss)[(2)]	1,229	1,147	974	872
	Profit (loss) attributable to noncontrolling interests	32	32	22	22
	Profit (loss) attributable to DB shareholders and additional equity components	1,197	1,115	953	851
	Profit (loss) attributable to additional equity components	77	83	55	61
	Profit (loss) attributable to Deutsche Bank shareholders	1,120	1,032	898	790
	Average allocated shareholders' equity	54,681	58,395	50,236	55,063
	Deduct: Average allocated goodwill and other intangible assets[(3)]	6,019	6,095	5,886	5,994
	Average allocated tangible shareholders' equity	48,662	52,301	44,350	49,070
	Post-tax return on average shareholders' equity	12.3%	10.6%	10.7%	8.6%
	Post-tax return on average tangible shareholders' equity	13.8%	11.8%	12.1%	9.7%

(1) Pro rata distribution of bank levy based on FY 2022 Plan FX
(2) Assumed effective tax rate Feb22 YTD: Group 30%, Core Bank 30%; Effective tax rate Feb21 YTD: Group 43%, Core Bank 42%
(3) Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018
(4) Adjustment for pro-rata bank levy treatment as if recognized evenly throughout the year; for 2022 based on plan for bank levy. Bank levies are predominantly booked in the P&L of the first quarter of the respective year

Cautionary statements

Non-IFRS Financial Measures

This document contains non-IFRS financial measures. For a reconciliation to directly comparable figures reported under IFRS, to the extent such reconciliation not provided herein, please refer to the Financial Data Supplement which can be downloaded from www.db.com/ir.

Forward-Looking Statements

This document contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our most recent SEC Form 20-F under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.db.com/ir.